SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On January 4, 2021, Wix.com Ltd. (NASDAQ:WIX) (the “Company”) announced that on December 30, 2020, it received court approval for its motion to extend the right to repurchase up to $300 million of its securities which expired on December 31, 2020, until May 29, 2021.

As previously disclosed, the Company intends to continue filing extension requests on an ongoing basis as required. Subject to approval by the Israeli courts, under the board authorized program, Company securities may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws and regulations, and the repurchase program may be suspended or discontinued at any time. The Company may repurchase all or a portion of the authorized repurchase amount pursuant to a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934, as amended, that is designed to facilitate these purchases. The actual timing, number and value of securities repurchased depend on a number of factors, including the market price of the Company’s ordinary shares, general market and economic conditions and other corporate considerations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2021
WIX.COM LTD. By: /s/ Eitan Israeli Name: Eitan Israeli Title: Chief Legal Officer